December 5, 2017

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcón Resources Corporation
Registration Statement on Form S-4
Filed November 1, 2017
File No. 333-221279
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-35467

Dear Mr. Schwall:

This letter responds to the staff’s comment letter dated November 21, 2017 regarding Halcón Resources Corporation’s (the “Company”) registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2017 (the “S-4”) and the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017 (the “10-K”).  For your convenience, your comments have been reproduced below, together with the response of the Company.

Registration Statement on Form 10-K Filed November 1, 2017

General

1.                                      Please amend your registration statement to incorporate by reference the Form 10-Q filed on November 9, 2017 and any other Exchange Act filings you make prior to requesting acceleration of the effectiveness of this registration statement.  See Question 123.05 of the Division’s Compliance and Disclosure Interpretations at https://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

Mr. H. Roger Schwall

December 5, 2017

Response:

The Company intends to file an amendment to the S-4 after clearing the staff’s comments to the 10-K, which amendment will incorporate by reference the Form 10-Q filed on November 9, 2017 and any other Exchange Act filings the Company has made, or may make, after the Form 10-Q.  Unless the staff objects, we would like to submit our request to accelerate the effectiveness of the S-4 at the same time as we submit such amendment.

2.                                      Please also be advised that we will not be in a position to declare this registration statement effective until you have cleared all comments on your periodic reports.

Response:

Please see our response to comment #1 for our proposed timing of a request for acceleration.

Mr. H. Roger Schwall

December 5, 2017

Form 10-K for the Fiscal Year ended December 31, 2016

Business, page 6

Oil and Natural Gas Operations, page 17

3.                                      We note your disclosure about the revisions in proved reserves during 2016 indicates these result from separate and unrelated factors.  For example, you attribute negative revisions to PUD locations in the Bakken/Three Forks and El Halcón areas that either (i) became uneconomic at the lower 12-month average prices or (ii) were removed because they no longer met the SEC five year development requirement.

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained.  This disclosure should also identify the extent of any material changes caused by well performance, unsuccessful and/or uneconomic locations drilled, and other changes in the proved undeveloped locations of a previously adopted development plan.

This comment applies to the disclosure under this heading and any corresponding disclosures elsewhere in your filing, as appear on page 147 for changes in developed and undeveloped reserves, for each of the periods presented.  Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

Response:

We acknowledge your comment and propose that in our future filings on Form 10-K we include a table and narrative (or footnote) disclosure along the lines of that set forth below, which we believe will provide a reader with a concise view of changes in developed and undeveloped reserves, as well as additional quantitative information on the factors affecting such changes. The table below was constructed from two separate tables included in our Form 10-K filing, one that itemizes the changes in total proved reserves as shown on page 146, and one that itemizes the changes in proved undeveloped reserves as shown on page 147 (which also appears under the heading “Oil and Natural Gas Operations” , on page 17, and gave rise to your comment).  Collectively, these tables infer the third column that itemizes the changes in proved developed reserves.  The combined table and following narrative disclosure identifies and quantifies the net amounts attributable to each factor affecting the change in estimated net proved reserves, proved developed reserves, and proved undeveloped reserves, for each of the three year periods reported in the 10-K:

Mr. H. Roger Schwall

December 5, 2017

	Equivalent (MBoe)
	Total Proved	Proved Undeveloped	Proved Developed
Proved reserves, December 31, 2013 (Predecessor)	135,967	81,362	54,605
Extensions and discoveries	72,619	57,114	15,505
Purchase of minerals in place	1,115	401	714
Production	(15,369)	0	(15,369)
Sale of minerals in place	(17,630)	(10,488)	(7,142)
Transfers	0	(18,162)	18,162
Revision of previous estimates	12,435	1,483	10,952

Proved reserves, December 31, 2014 (Predecessor)	189,137	111,710	77,427

Extensions and discoveries	12,472	5,913	6,559
Purchase of minerals in place	43	0	43
Production	(15,163)	0	(15,163)
Sale of minerals in place	(6)	0	(6)
Transfers	0	(14,594)	14,594
Revision of previous estimates	(39,679)	(38,110)	(1,569)

Proved reserves, December 31, 2015 (Predecessor)	146,804	64,919	81,885

Extensions and discoveries	18,256	14,331	3,925
Purchase of minerals in place	1,336	526	810
Production	(13,560)	0	(13,560)
Sale of minerals in place	(1,369)	(246)	(1,123)
Transfers	0	(7,510)	7,510
Revision of previous estimates	(2,853)	(9,314)	6,461

Proved reserves, December 31, 2016 (Successor)	148,614	62,706	85,908

For 2014:

Net positive revisions in proved developed reserves of 11.0 MMBoe are primarily associated with improved performance.  Net positive revisions in proved undeveloped reserves of  1.5 MMBoe include 3.4 MMBoe associated with PUD locations that were removed due to changes in development spacing in El Halcon, offset by 4.9 MMBoe in net positive revisions to undeveloped reserves related to improved performance.

For 2015:

Net negative revisions in proved developed reserves of 1.6 MMBoe include 6.9 MMBoe in net positive performance revisions offset by 8.5 MMBoe in negative revisions due to

Mr. H. Roger Schwall

December 5, 2017

lower prices.  Net negative revisions in proved undeveloped reserves of 38.1 MMBoe include 36.6 MMBoe associated with PUD locations that were removed because they no longer met the SEC five year development requirement, 8.3 MMBoe in negative revisions due to lower prices and 6.8 MMBoe in net positive revisions to undeveloped reserves related to improved performance.

For 2016:

Net positive revisions of 6.5 MMBoe in proved developed reserves include 9.7 MMBoe in net positive performance revisions offset by 3.2 MMBoe in negative revisions due to lower prices.   Net negative revisions of 9.3 MMBoe in proved undeveloped reserves  includes 22.4 MMBoe associated with PUD locations that were removed because they no longer met the SEC five year development requirement, 2.2 MMBoe of negative revisions due to the effect of lower prices, offset by 15.3 MMBoe in net positive revisions in undeveloped reserves related to improved performance.

As noted above, we propose that in future filings on Form 10-K, we will provide combined tabular disclosure in the form above, followed by quantifying disclosure similar to the above (in footnotes or immediately following the table) for the relevant factors affecting changes for each year appearing in the table in our future Forms 10-K.

4.                                      Please expand your disclosure here and elsewhere on page 147 to include an explanation for the changes in proved undeveloped reserves attributable to extensions and discoveries.  Please refer to Item 1203(b) of Regulation S-K.

Response:

Please see our responses to comments #3 and #6.

5.                                      You disclose that “reliable technologies were used to determine areas where PUD locations are more than one offset location away from a producing well.”  If the reserves relating to such locations are material to your total proved undeveloped reserves, or the reserves additions that occurred during 2016 relating to extensions and discoveries, please expand your disclosure to quantify the corresponding number of gross proved undeveloped locations and related net proved reserves.

Also tell us the extent to which any of the wells drilled to date that were more than one offset away from a producing well at the time of their drilling were determined to be uneconomic upon drilling; and for those which continued to be economic, tell us of any instances where your estimates of pre-drill reserves were significantly revised downward upon initial completion and production, for reasons other than commodity prices.  Refer to Item 1202(a)(6) of Regulation S-K and FASB ASC 932-235-50-10.

Response:

Mr. H. Roger Schwall

December 5, 2017

Out of total proved undeveloped reserves of 62.7 MMBoe at December 31, 2016, 14.3 MMBoe were associated with 40 gross PUD locations that were more than one offset location from a producing well.  Out of total reserve additions of 14.3 MMBoe, 3.3 MMBoe were associated with 12 gross PUD locations that were more than one offset location from a producing well. In future filings on Form 10-K, we will expand our disclosure to quantify the corresponding number of gross proved undeveloped locations and related net proved reserves, when the reserves relating to such locations are material.

Of the wells drilled that were more than one offset away from a producing well, we drilled one well that was uneconomic; however, that was due to mechanical issues encountered during the drilling operation.  We do not separately track changes in reserves relative to pre-drill reserve estimates for PUD locations that are more than one offset away from a producing well but, overall, we note that we have not to date experienced significant downward revisions in our reserve estimates for reasons other than commodity price changes.

Supplemental Oil and Gas Information (Unaudited)

Oil and Natural Gas Reserves, page 145

6.                                      We note your discussion of the changes in proved reserves appears to indicate that you classify changes resulting from infill drilling as extensions and discoveries.  If true, please tell us how you considered the guidance in FASB ASC 932-235-50-5 in determining that the changes related to such wells should be classified as extensions and discoveries, rather than revisions to previous estimates.

Response:

The referenced discussion relates to changes in proved developed reserves, which, as noted in the disclosure, was primarily associated with extension and infill drilling.  We classify changes in previous estimates of reserves from existing PUD locations (whether extensions or infill wells) as revisions to previous estimates, in accordance with FASB ASC 932-235-50-5 which stipulates that changes in previous estimates of proved reserves  be classified as revisions of previous estimates.

We classify reserves associated with the development of unproved locations (whether extension or infill wells) within “extensions and discoveries”.   We believe this treatment is in accordance with FASB ASC 932-235-50-5, since unproved locations would not have a previous estimate from which to revise.  However, in light of the staff’s comments on providing enhanced disclosure, we propose that in future filings on Form 10-K we include narrative or footnote disclosure separately quantifying reserve additions associated to infill drilling following the combined tabular presentation that we propose in our response to comment #3.  However, we propose to include this disclosure only for properties that we continue to own at year end 2017 (i.e., our Delaware basin acreage), as

Mr. H. Roger Schwall

December 5, 2017

it will require substantial effort to produce this information and, we believe, provide little benefit to a reader to the extent associated with properties that have been disposed of (i.e., our Eagle Ford and Bakken properties, which we disposed of during 2017).  An example of the disclosure that would be provided in our Form 10-K is as follows (note that [xx] indicates that we do not currently have available the infill drilling data necessary to complete the disclosure):

“Of the [xx] MMBoe of 2017 extensions and discoveries, [xx] MMBoe relates to additions in the Delaware basin from our infill drilling activities.  We did not separately track infill drilling activities as a subset of additions to extensions and discoveries for the properties we disposed of during 2017.”

We would appreciate receiving any further comments or questions that the staff may have with respect to the foregoing as soon as possible.  In that regard, please contact the undersigned with any questions or comments that you may have by telephone at (832) 538-0303 or by email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize
Mark J. Mize
Executive Vice President, Chief Financial Officer
and Treasurer